AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
For the six months ended June 30, 2009

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
(Unaudited – Prepared by Management)	June 30,	December 31,
	2009	2008
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,897,345	2,650,636
Amounts receivable (note 4)	551,713	756,200
Prepaid expenses	20,673	102,758
Marketable securities (note 5)	2,123,214	2,734,504
	4,592,945	6,244,098
RECLAMATION BOND	20,000	20,000
MINERAL PROPERTIES (note 6)	51,578,693	50,877,071
OFFICE EQUIPMENT, net	20,399	26,300
	56,212,037	57,167,469

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	591,395	517,837
ASSET RETIREMENT OBLIGATION (note 12)	35,446	34,539
FUTURE INCOME TAXES	1,186,811	1,186,811
	1,813,652	1,739,187
SHAREHOLDERS’ EQUITY
Share capital (note 7)	59,977,063	59,772,749
Contributed surplus (note 7)	6,368,046	6,040,091
Accumulative other comprehensive income (loss) (note 8)	(516,004)	95,286
Deficit	(11,430,720)	(10,479,844)
	54,398,385	55,428,282
	56,212,037	57,167,469

NATURE OF OPERATIONS (note 1)
COMMITMENTS (notes 6 and 10)
SUBSEQUENT EVENTS (notes 5, 6 and 7)

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)	Three months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2009	2008	2009	2008

	$	$	$	$
EXPENSES (INCOME)
Amortization	2,953	3,114	5,901	5,861
Accretion of asset retirement obligation	454	430	907	861
Business development	37,643	28,329	127,579	60,008
Exploration	30,189	22,931	67,355	45,008
Foreign exchange	24,403	4,602	14,338	7,804
General and administrative (note 9)	190,812	245,178	426,220	411,229
Stock-based compensation	-	(108,550)	327,955	108,650
Interest income	(12,716)	(24,410)	(19,379)	(51,735)

NET LOSS	(273,738)	(171,624)	(950,876)	(587,686)

DEFICIT, beginning of period	(11,156,982)	(7,012,080)	(10,479,844)	(6,596,018)

DEFICIT, end of period	(11,430,720)	(7,183,704)	(11,430,720)	(7,183,704)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.00)	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	118,189,122	115,662,976	116,933,027	115,662,976

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Canadian Dollars)	Three months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2009	2008	2009	2008

	$	$	$	$

LOSS FOR THE PERIOD	(273,738)	(171,624)	(950,876)	(587,686)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gains/(loss) on available-for-sale marketable
securities (note 5)	139,114	(80,497)	(611,290)	(65,406)

COMPREHENSIVE LOSS FOR THE PERIOD (note 5)	(134,624)	(252,121)	(1,562,166)	(653,092)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)		Three months				Six Months
(Unaudited – Prepared by Management)		Ended June 30,				Ended June 30,
		2009		2008		2009		2008
	$		$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period		(273,738)		(171,624)		(950,876)		(587,686)
Items not affecting cash
Amortization		2,953		3,114		5,901		5,861
Accretion of asset retirement		454		430		907		861
Stock-based compensation		-		(108,550)		327,955		108,650
		(270,331)		(276,630)		(616,113)		(472,314)
Changes in non-cash operating accounts
Amounts receivable		163,867		234,977		204,487		85,979
Prepaid expenses		36,404		(262,595)		82,085		(46,551)
Accounts payable and accrued liabilities		271,801		(69,107)		73,558		(381,100)

		201,741		(373,355)		(255,983)		(813,986)

INVESTING ACTIVITIES
Mineral properties (note 6)		(379,339)		(845,230)		(701,622)		(1,262,781)
Taurus option payment received, net of cost (note 6)		-		1,983,731		-		1,983,731
Office equipment		-		1,491		-		(7,787)

		(379,339)		1,139,992		(701,622)		713,163

FINANCING ACTIVITIES
Issue of common share, net of issue costs		204,314		-		204,314		-

INCREASE (DECREASE) IN CASH		26,716		766,637		(753,291)		(100,823)
CASH AND CASH EQUIVALENTS, beginning of period		1,870,629		3,398,603		2,650,636		4,266,063

CASH AND CASH EQUIVALENTS, end of period		1,897,345		4,165,240		1,897,345		4,165,240

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid		-		-		-		-
Interest received		12,716		24,410		19,379		51,735
Taurus property option payments received		-		2,000,000		-		2,000,000
Income taxes paid		-		-		-		-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Corporation will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Corporation to reduce operations.

2.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application of the most recent annual audited financial statements. Accordingly, they should be read in conjunction with the most recent annual audited financial statements of the Corporation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statement have been made.

3.	NEW ACCOUNTING STANDARDS

Accounting standards newly adopted

Effective January 1, 2009, the Company adopted a new accounting standard related to goodwill and intangible assets that was issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standard is as follows:

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for measurement, presentation and disclosure of mining properties. Adoption of this standard did not have any effect on financial statements.

EIC-173, Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1st, 2009. Adoption of this EIC did not have any effect on financial statements.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

3.	NEW ACCOUNTING STANDARDS (continued)

EIC-174, Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1st, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2009	2008
	$	$

Goods and services tax	23,926	8,956
Quebec sales tax	26,940	28,238
Interest receivable	1,248	2,991
Mining duties and refundable tax credits receivable	492,350	686,954
Other	7,249	29,061

	551,713	756,200

Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act.

5.	MARKETABLE SECURITIES

		June 30, 2009
			Current
	Current	Opening	Period
	Fair Value	Fair Value	unrealized
			gains (losses)
	$	$	$
- Bayswater Uranium	6,240	2,925	3,315
- Hawthorne Gold Corp.	2,116,974	2,731,579	(614,605)

	2,123,214	2,734,504	(611,290)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

5.	MARKETABLE SECURITIES (continued)

		December 31, 2008
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Bayswater Uranium	2,925	10,200	(7,275)
- Hawthorne Gold Corp.	2,731,579	2,662,500	69,079

	2,734,504	2,672,700	61,804

During the six months ended June 30, 2009, the Corporation recorded an unrealized loss of $611,290 (Year 2008 – gain $204,146) on marketable securities in other comprehensive loss.

On June 21, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (“Cusac”) upon the execution of the option agreement as described in Note 6(b)(ii). The shares were valued as $300,000 based on quoted market value of the shares. In April, 2008 Cusac and Hawthorne Gold Corp. (“Hawthorne”) merged whereby holders of Cusac common shares received one Hawthorne common share in exchange for 19 common shares of Cusac. Subsequent to the merger, the Corporation therefore held 78,947 shares of Hawthorne. On December 30, 2008 the Corporation received an additional 6,750,000 common shares from Hawthorne which was valued at $2,362,500 based on the quoted market price on that date. At June 30, 2009, the Hawthorne common shares fair value was $2,116,974.

Subsequent to June 30, 2009, the Corporation sold 1,000,000 Hawthorne Cold Corp. shares at an average price of $0.476 per share realizing net proceeds of approximately $471,142.

6.	MINERAL PROPERTIES

Project	2009	2008
	$	$

Copperstone (a)	27,856,809	27,315,717
Fenelon (b(i))	15,647,960	15,509,685
Gold Bar (c)	200,000	200,000
Northway (b(iii))	4,637,271	4,626,469
Martiniere (b(iii))	3,234,864	3,225,200
Northshore (b(iv))	1,789	-
	51,578,693	50,877,071

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2009:

							Total	Total
	Copperstone	Fenelon	Gold Bar	Northway	Martiniere	Northshore	2009	2008
	$	$	$	$	$	$	$	$

Balance, beginning of period	27,315,717	15,509,685	200,000	4,626,469	3,225,200	-	50,877,071	54,551,224

Decline, drilling and underground support	1,890	-	-	-	-	-	1,890	1,374,534
Geological consulting and related	286,275	161,517	-	19,944	14,010	44	481,790	1,011,300
Assaying	(391)	1,633	-	-	-	-	1,242	79,358
Feasibility	159,607	-	-	-	-	-	159,607	-
Engineering/environmental	-	-	-	-	-	-	-	72,520
Advance royalty payment	33,000	-	-	-	-	-	33,000	30,600
BLM land payments/permit, licenses	(2,891)	11,286	-	-	3,325	1,745	13,465	159,374
Property acquisition and related	-	-	-	-	-	-	-	27,550
Computer and related	486	-	-	-	-	-	486	40,996
Site maintenance and camp:
Utilities and power	13,566	-	-	-	-	-	13,566	25,029
Property caretakers	37,461	30,796	-	560	-	-	68,817	186,948
Equipment and truck rental	5,371	-	-	-	-	-	5,961	120,138
Telephone	625	5,733	-	-	-	-	6,358	14,528
Maintenance, supplies, other	6,093	60,420	-	-	560	-	67,073	205,606
Cost recovery - facility rental	-	(32,102)	-	-	-	-	(32,102)
Joint venture payment	-	-	-	-	-	-	-	357,525
Accrued government
subsidies/repayments	-	(101,008)	-	(9,702)	(8,231)	-	(118,941)	19,258
Write-down of mineral properties	-	-	-	-	-	-	-	(2,075,404)
Loss on sale of Taurus property (note
6(b)(ii))	-	-	-	-	-	-	-	(977,782)
Option agreement (note 6(b)(ii))	-	-	-	-	-	-	-	(4,346,231)

	541,092	138,275	-	10,802	9,664	1,789	701,622	(3,674,153)

Balance, end of period	27,856,809	15,647,960	200,000	4,637,271	3,234,864	1,789	51,578,693	50,877,071

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(a) Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

The Corporation is required to pay to a third party $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre- determined performance criteria the Mining Contractor can earn up to a 5% net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required property payments were made with respect to the Copperstone project as of June 30, 2009. Subsequent to June 30, 2009 payments were made to hold the claims in good standing until August 2010.

(b)Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of precious metals properties located in Canada. Taurus’ principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

(i) Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (“Cyprus”) and International Taurus Resources Inc. (“Taurus”) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 6(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

As at June 30, 2009, the remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’ 62% ownership in the Fenelon property and Cyprus’ interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(b)(i) Fenelon Project, Quebec (continued)

Upon making the final US$150,000 installment, the Corporation would own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon project is payable to Stonegate Management Limited.

(b)(ii) Taurus Gold Project, British Columbia

The Corporation held a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims.

On June 27, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac.

On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 cash option payments, respectively and incurred related legal costs of $16,269 in 2008.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price, and the Corporation recognized a loss on property disposal of $977,782.

(b)(iii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 6(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the Cyprus Properties). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, the Corporation must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 6(b)(i). Once these payments are made, Cyprus is to relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus is for a 75% interest in this property with a 25% interest remaining in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty,

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

which may be bought out entirely.

During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000. As of December 31, 2007 the Corporation had paid the final $75,000 instalment and received the 25% interest.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico- Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The agreement provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must incur $1,699,500 in exploration expenditures on the Northway property over a three year period ending November 15, 2010 and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture for an operator’s fee.

Subsequent to June 30, 2009, the Corporation and Agnico-Eagle agreed to terminate the agreement.

(b)(iv) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of this property of $979,655.

(c) Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project as of June 30, 2009. Subsequent to June 30, 2009 payments were made to hold the claims in good standing until August 2010. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon management’s current plans with respect to the property.

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of the Oatman, Belmont, Hassayampa and Vulture properties totalling $214,964 as no exploration activity has occurred on these properties in recent years. This write-down is required to comply with existing accounting guidelines. During the year ended December 31, 2006, the Corporation wrote-off the carrying value of the Oatman property and its Socorro property totalling $79,283 as no exploration activity had occurred in over three years.

7.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

Issued	Number of
	Common
	Shares	Amount
		$

Balance, December 31, 2006	100,628,976	57,954,703
Shares issued for:
Share issue costs on flow-through renunciation (see below)	-	(681,978)
Private placement	15,034,000	3,006,800
Share issue cost	-	(191,611)

Balance, December 31, 2007	115,662,976	60,087,914
Share issue cost on flow-through renunciation (see below)	-	(315,165)

Balance, December 31, 2008	115,662,976	59,772,749
Private placement – net of share issue costs	2,582,913	204,314

Balance, June 30, 2009	118,245,889	59,977,063

During the first quarter of 2006, exploration expenditures relating to flow-through shares totalling $3,978,300 were renounced and as a result the Corporation no longer has the ability to deduct these expenditures for tax purposes. The Corporation recorded a future income tax liability of $943,803 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit was comprised of one common share and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 up to November 30, 2007.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for 1,036,000 non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants were exercisable at a price of $0.65 per share up to November 30, 2007.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

During the first quarter of 2007, exploration expenditures relating to flow-through shares totalling $4,070,000 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes. The Corporation recorded a future income tax liability of $681,978 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

On December 19, 2007 the Corporation completed a private placement of 3,267,000 units through Dundee Securities Corporation (the “Agent”), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consisted of two common shares, one which was designated as a “flow-through share” for the purposes of the Income Tax Act (Canada) and one which was not designated as a flow through share, and one half of one transferable common share purchase warrant, with each full warrant entitling the holder to acquire one common share at a price of $0.30 per share until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Schole valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement were subject to four month hold period which expired on April 19, 2008. The proceeds from this financing were used primarily to fund ongoing exploration at the Corporation’s Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007, the Corporation entered into a non-brokered private placement and received total proceeds of $1,000,000 to which it agreed to issue 2,500,000 units with the same term as the December 19, 2007 financing.

During 2008, exploration expenditures relating to flow-through shares totalling $1,503,400 were renounced resulting in the Corporation recording a future tax liability of $315,165 with the offset charged to share issue costs.

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

As at June 30, 2009, the Corporation has stock options outstanding to acquire an aggregate of 11,160,000 common shares to directors, officers, employees and consultants exercisable at between $0.06 and $0.22 per share exercisable at varying times up until March 19, 2014.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2006	9,330,000	$0.78
Expired	(1,165,000)	$0.56
Cancelled	(2,312,500)	$0.71
Granted	3,350,000	$0.24

Balance, December 31, 2007	9,202,500	$0.61
Expired	(390,000)	$1.21
Cancelled	(6,862,500)	$0.68
Granted	2,385,000	$0.07

Balance, December 31, 2008	4,335,000	$0.14
Granted	6,825,000	$0.07

Balance, June 30, 2009	11,160,000	$0.10

On May 26, 2008 and December 17, 2008, the Company cancelled a total of 5,752,500 options held by certain officers and directors with exercise prices significantly above market prices for nominal consideration.

The following table summarizes stock options outstanding and exercisable at June 30, 2009:

Number of
Options	Exercise Price	Expiry Date

2,150,000	$0.22	November 6, 2012
2,185,000	$0.07	August 6, 2013
2,830,000	$0.06	January 26, 2014
3,995,000	$0.085	March 19, 2014

11,160,000

During the six months ended June 30, 2009, under the fair value based method, $327,955 (2008, audit adjusted – $96,119) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008

Risk free interest rate	1.78%	3.06%
Expected dividend yield	0%	0%
Stock price volatility	80%	78%
Expected life of options	5.0 years	5.0 years

The weighted average fair value of options granted during the six months ended June 30, 2009 was $0.05 (2008 - $0.04) .

Subsequent to June 30, 2009, 500,000 options were issued to a consultant at $0.09, expiring July 28, 2014.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

At June 30, 2009, the Corporation had no outstanding common share purchase warrants.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$

Balance, December 31, 2006	6,857,420	0.69
Expired	(1,283,340)	0.94
Warrants issued on financing	4,281,220	0.30

Balance, December 31, 2007	9,855,300	0.32
Expired	(5,574,080)	0.34

Balance, December 31, 2008	4,281,220	0.30
Expired	(4,281,220)

Balance, June 30, 2009	-	-

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date was extended from November 30, 2007 to June 2, 2008. All warrants expired as of June 30, 2009.

Contributed Surplus

The following summarizes contributed surplus activity:

Amount
$

Balance, December 31, 2005	4,702,772
Stock-based compensation	748,300

Balance, December 31, 2006	5,451,072
Valuation of agent compensation warrants	33,100
Stock-based compensation	459,800

Balance, December 31, 2007	5,943,972
Stock-based compensation	96,119

Balance, December 31, 2008	6,040,091
Stock-based compensation	327,955

Balance, June 30, 2009	6,368,046

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amount
$
Opening balance on adoption of new accounting standard on January 1, 2007:
- Unrealized gain on available-for-sale marketable securities (note 5)	12,300
- Foreign currency translation adjustment	43,031
Other comprehensive loss for the year - unrealized loss on available-for-sale securities	(154,642)
Accumulated other comprehensive loss at December 31, 2007	(99,311)
Other comprehensive income for the year - unrealized gains on available-for-sale securities,
net of tax of $9,549	194,597
Accumulated other comprehensive income at December 31, 2008	95,286
Other comprehensive income for the period - unrealized loss on available-for-sale securities,	(611,290)

Accumulated other comprehensive income at June 30, 2009	(516,004)

The components of other accumulated comprehensive income are:

			On adoption
	June 30,	December 31,	January 1,
	2009	2008	2007
	$	$	$
Currency translation adjustment	43,031	43,031	43,031
Unrealized gain(loss) on Bayswater Uranium	(3,960)	(7,275)	12,300
Unrealized gain(loss) on Hawthorne Gold Corp., net of tax	(555,075)	59,530	-
	(516,004)	95,286	55,331

9.	GENERAL AND ADMINISTRATIVE EXPENSES

Six months ended June 30,	2009	2008
	$	$

Management fees, consulting and salaries	253,620	187,410
Office and administration	33,051	20,874
Legal and accounting	17,239	30,196
Insurance	41,450	45,112
Public company expenses	80,860	127,637

	426,220	411,229

10.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2010 for office premises in Vancouver in the amount of $47,220 per year and for office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6(a).

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

11.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the six months ended June 30, 2009 the Corporation recovered management and consulting fees of $48,000 (2008 – $77,250) and general and administration expenses of $21,000 (2008 – $25,750) from these companies.

(b) As at June 30, 2009, there were $3,218 (December 31, 2008 - $29,061) accounts receivable due from companies with certain directors in common.

12.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consists of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next eight (8) years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at June 30, 2009 is $35,446 (December 31, 2008 - $34,539). The undiscounted value of this liability is $45,000 (2008 - $45,000). An accretion expense component of $907 (2008 - $861) has been charged to operations in the six months ended June 30, 2009 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.

13.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Financial risk factors

The Corporation manages its exposure to financial risks, including foreign exchange risk and interest rate risk, based on a framework to protect itself against adverse rate movements. All transactions undertaken are to support the Corporation’s ongoing business and the Corporation does not acquire or issue derivative financial instruments for trading or speculative purposes. The Corporation’s Board of Directors oversees management’s risk management practices.

The Corporation’s activities are exposed to financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

a)	Market risks

	i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other current financial assets and liabilities are not exposed to interest rate risk because of their short-term nature or being non-interest bearing.

	ii)	Currency risk

The Corporation is exposed to currency fluctuations in the acquisition of foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gain or losses on foreign exchange. Based on the balance in foreign currencies as at June 30, 2009, a variance in foreign currency exchange rate of 1% would not have a significant impact on the Corporation’s financial statements.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the six months ended June 30, 2009 and 2008 (Unaudited – Prepared by Management)

13.	FINANCIAL INSTRUMENT AND MANAGEMENT OF CAPITAL (Continued) As of June 30, 2009, the Corporation held the following US$ financial instruments:

US$
Cash and cash equivalents	87,613
Accounts payable	(70,972)

16,641

Effect of 1% variation on US exchange:	166

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalent and amounts receivable. The Corporation has reduced its credit risk by investing its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank. Also, as the majority of its receivables are with the governments of Quebec and Canada in the form of sales tax receivables and government’s incentives, the credit risk is considered minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. At of June 30, 2009, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments in the next fiscal year. The Corporation handles liquidity risk through the management of its capital structure.

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short-term business requirements. The Corporation is not subject to externally imposed capital requirements.